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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No  )*

                               Excel Legacy Corporation
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      300665106
                   -----------------------------------------------
                                    (CUSIP Number)

          Gary B. Sabin, 16955 Via Del Campo, Suite 100, San Diego, CA 92127
                                    (619) 485-9400
--------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                    March 31, 1998
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            (Continued on following pages)
                                 (Page 1 of 4 pages)


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                                                                     Page 2 of 4

                                     SCHEDULE 13D

CUSIP No. 300665106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gary B. Sabin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     N/A                                                            (a) / /
                                                                    (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
     SC,BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S. Citizen

                             7     SOLE VOTING POWER
         NUMBER OF                 3,840,712
         SHARES
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                   None
          EACH
    REPORTING PERSON         9     SOLE DISPOSITIVE POWER
          WITH                     3,840,712

                             10    SHARED DISPOSITIVE POWER
                                   None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,840,712

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.9%

14   TYPE OF REPORTING PERSON*
     IN

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                                                                     Page 3 of 4

1.   SECURITY AND ISSUER

     Excel Legacy Corporation ("Legacy")
     Common Stock
     16955 Via Del Campo
     Suite 100
     San Diego, CA 92127

2.   IDENTITY AND BACKGROUND

     a)   Gary B. Sabin
     b)   16955 Via Del Campo, Suite 100
          San Diego, CA 92127
     c)   Chairman, President and Chief Executive Officer of
          Excel Realty Trust, Inc. and Excel Legacy Corporation
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were used in connection with the acquisition of 842,302 shares of the common stock, par value $.01 per share, of Excel Legacy Corporation (the "Legacy Common Stock"). See Item 4 for additional information.

     The remaining 2,998,410 shares of Legacy Common Stock acquired by Mr. Sabin were purchased in a private placement on March 31, 1998 for $2.39 per share, for an aggregate purchase price of $7,166,199.90. Mr. Sabin borrowed 50% of the purchase price of such shares from Legacy pursuant to that certain Common Stock Purchase Agreement dated as of December 12, 1997 among Legacy, Mr. Sabin, Richard B. Muir, Graham R. Bullick, Ronald
     H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi. In connection with the loan from Legacy, Mr. Sabin signed a promissory note dated March 31, 1998 in the principal amount of $3,583,100.90, which note bears interest at the rate of 7.0% per annum, matures on March 31, 2003 and is a recourse obligation of Mr. Sabin. Mr. Sabin borrowed the remaining $3,583,099 of the purchase price from BankBoston, N.A. (i) pursuant to a promissory note dated March 31, 1998 in the principal amount of $2,500,000, which note bears interest, at Mr. Sabin's option, (X) at the base rate quoted by BankBoston, N.A. from time to time or (Y) at LIBOR plus 1.5%, is payable upon demand by BankBoston, N.A. and is secured by shares of Legacy Common Stock, and (ii) by drawing down $1,083,099 from a $3,000,000 line of credit with BankBoston, N.A. established pursuant to that certain Letter Agreement dated March 31, 1998 between Gary B. Sabin and BankBoston, N.A., and evidenced by a promissory note dated March 31, 1998 by Gary B. Sabin in favor of BankBoston, N.A. in the principal amount of $3,000,000. Amounts drawn under the line of credit are payable upon demand by BankBoston, N.A., bear interest, at Mr. Sabin's option, (X) at the base rate quoted by BankBoston, N.A. from time to time or (Y) at LIBOR plus 2.0%, mature on March 31, 1999 and are secured by shares of Legacy Common Stock.

4.   PURPOSE OF TRANSACTION

     Pursuant to a Distribution Agreement, dated as of March 31, 1998 (the "Distribution Agreement"), among Excel Realty Trust, Inc., a Maryland corporation ("Excel"), ERT Development Corporation, a Delaware corporation, and Legacy, all of the issued and outstanding shares of Legacy Common Stock were distributed (the "Distribution") on March 31, 1998 to the holders of common stock, par value $.01 per share, of Excel (the "Excel Common Stock"). Pursuant to the Distribution, each Excel stockholder received one share of Legacy Common Stock for each share of Excel Common Stock held by such person on March 2, 1998. No consideration was paid by Mr. Sabin in connection with the acquisition of 842,302 shares of Legacy Common Stock through the Distribution.

     Also on March 31, 1998, Mr. Sabin purchased 2,998,410 shares of Legacy Common Stock in a private placement. See Item 3 for additional information.

     Mr. Sabin's acquisition of Legacy Common Stock through the Distribution and the private placement was for investment purposes only.


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                                                                     Page 4 of 4

5.   INTEREST IN SECURITIES OF THE ISSUER

     a) The aggregate number of shares of Legacy Common Stock beneficially owned by Mr. Sabin is 3,840,712, representing approximately 11.9% of the outstanding shares of Legacy Common Stock as of March 31, 1998.


     b) The power to vote and the power to dispose of such shares is as follows:

          Sole power to vote or direct the vote:                       3,840,712

          Shared power to vote or direct the vote:                          None


          Sole power to dispose or direct the disposition:             3,840,712

          Shared power to dispose or direct the disposition.                None

     c) On March 31, 1998, Mr. Sabin acquired 842,302 shares of Legacy Common Stock through the Distribution. Also on March 31, 1998, Mr. Sabin acquired 2,998,410 shares of Legacy Common Stock in a private placement for $2.39 per share, for an aggregate purchase price of $7,166,199.90. See Items 3 and 4 for additional information.

     d)   N/A

     e)   N/A

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with Mr. Sabin's purchase of 2,998,410 shares of Legacy Common Stock in a private placement on March 31, 1998, Mr. Sabin borrowed 50% of the purchase price of such shares from Legacy pursuant to that certain Common Stock Purchase Agreement dated as of December 12, 1997 among Legacy, Mr. Sabin, Richard B. Muir, Graham R. Bullick, Ronald
     H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi. In connection with the loan from Legacy, Mr. Sabin signed a promissory note dated March 31, 1998 in the principal amount of $3,583,100.90, which note bears interest at the rate of 7.0% per annum, matures on March 31, 2003 and is a recourse obligation of Mr. Sabin. Mr. Sabin borrowed the remaining $3,583,099 of the purchase price from BankBoston, N.A. (i) pursuant to a promissory note dated March 31, 1998 in the principal amount of $2,500,000, which note bears interest, at Mr. Sabin's option, (X) at the base rate quoted by BankBoston, N.A. from time to time or (Y) at LIBOR plus 1.5%, is payable upon demand by BankBoston, N.A. and is secured by shares of Legacy Common Stock, and (ii) by drawing down $1,083,099 from a $3,000,000 line of credit with BankBoston, N.A. established pursuant to that certain Letter Agreement dated March 31, 1998 between Gary B. Sabin and BankBoston, N.A., and evidenced by a promissory note dated March 31, 1998 by Gary B. Sabin in favor of BankBoston, N.A. in the principal amount of $3,000,000. Amounts drawn under the line of credit are payable upon demand by BankBoston, N.A., bear interest, at Mr. Sabin's option, (X) at the base rate quoted by BankBoston, N.A. from time to time or (Y) at LIBOR plus 2.0%, mature on March 31, 1999 and are secured by shares of Legacy Common Stock.

7.   EXHIBITS

     Exhibit A      Common Stock Purchase Agreement dated as of December 12,
                    1997 among Excel Legacy Corporation, Gary B. Sabin, Richard
                    B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund,
                    S. Eric Ottesen, Mark T. Burton, David DeCoursey, James
                    Nakagawa and John Visconsi.

     Exhibit B      Promissory Note dated March 31, 1998 by Gary B. Sabin in
                    favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.

     Exhibit C      Pledge Agreement dated March 31, 1998 between Gary B.
                    Sabin, as Donor and Trustee, and Valerie P. Sabin, as
                    Trustee, of the Gary B. Sabin Family Trust, under a Trust
                    Agreement dated May 20, 1982 (Restated January 19, 1995), and BankBoston, N.A.

     Exhibit D      Commercial Promissory Note dated March 31, 1998 by Gary B.
                    Sabin in favor of BankBoston, N.A. in the principal amount of $2,500,000.

     Exhibit E      Letter Agreement dated March 31, 1998 between Gary B. Sabin and BankBoston, N.A.

     Exhibit F      Pledge Agreement dated March 31, 1998 between Gary B.
                    Sabin, as Donor and Trustee, and Valerie P. Sabin, as
                    Trustee, of the Gary B. Sabin Family Trust, under a Trust
                    Agreement dated May 20, 1982 (Restated January 19, 1995), and BankBoston, N.A.

     Exhibit G      Commercial Promissory Note dated March 31, 1998 by Gary B.
                    Sabin in favor of BankBoston, N.A. in the principal amount of $3,000,000.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 1998                     /s/ GARY B. SABIN
-----------------------------      ----------------------------------
Date                                   Gary B. Sabin